FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer
March 15, 2011

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Commission file number: 333-14278

WIMM-BILL-DANN FOODS OJSC

(Exact name of Registrant as specified in its charter)

Russian Federation

(Jurisdiction of incorporation or organization)

16, Yauzsky Boulevard

Moscow 109028

Russian Federation

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

Wimm-Bill-Dann Foods Open Joint Stock Company [“WBD Foods” or the “Company”] hereby submits the materials to be provided to security holders in connection with extraordinary general shareholders’ meeting to be held on April 8, 2011.

I. NOTICE OF THE EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

Wimm-Bill-Dann Foods Open Joint Stock Company (hereinafter, the “Company” or “WBD Foods OJSC”), located at: office 306, 16/15, Yauzsky blvd., Moscow, 109028, Russian Federation, hereby notifies the shareholders of WBD Foods OJSC of the Extraordinary General Meeting of WBD Foods OJSC Shareholders (hereinafter, the “Meeting”) to be held on April 8, 2011 at the Company location in the form of a meeting (joint attendance of the shareholders or their authorized representatives to discuss agenda items and make decisions on matters put to the vote).

Agenda of the Extraordinary General Meeting of Shareholders:

•        Early termination of powers of all Board of Directors members

•        Election of the Company’s Board of Directors members;

Time of the Meeting: registration of the Shareholders commences at 10:00 am (Moscow time); the Meeting commences at 10:40 am (Moscow time).

Date of the list of persons entitled to participate in the Meeting: January 12, 2011 (as of the Registrar’s COB).

Registration of the Shareholders (Shareholders’ representatives) for participation in the Meeting shall be performed on the date of the Meeting from 10:00 am (Moscow time) at the Company location.

For the purpose of registration a person is to produce a document to prove his/her identity, as well as documents confirming such person’s authority: power of attorney and/or other documents in accordance with the effective legislation of the Russian Federation.

Voting on the agenda items shall only proceed using voting ballots which shall be sent to each person on the list of persons entitled to participate in the Meeting not later than 20 days before the Meeting.

Postal address where completed voting ballots shall be sent to: office 306, 16/15 Yauzsky blvd., Moscow, 109028, Russian Federation.

The Company shareholders or shareholder, who in total hold not less than 2 percent of the voting shares of the Company, shall be entitled to propose candidates to WBD Foods OJSC Board of Directors. Proposals shall be sent to WBD Foods OJSC not later than 30 days before the date of the Meeting.

The materials and documents to be provided to the shareholders during preparation for the Meeting shall be available after the expiry of the period specified above at WBD Foods OJSC location from 10:00 to 16:00 (Moscow time) every day except Saturday and Sunday.

WBD Foods

Board of Directors

II. DRAFT RESOLUTIONS OF THE GENERAL MEETING OF SHAREHOLDERS OF WBD FOODS OJSC

1. On the first agenda item: “Early termination of powers of all Board of Directors members”.

Be it resolved that:

1.1. To execute early termination of powers of all Board of Directors members.

2. On the second agenda item: “Election of the members of WBD Foods OJSC Board of Directors”.

Be it resolved that:

2.1. The members of WBD Foods OJSC Board of Directors be elected as follows: Laguarta R.L., Hampton A.N.S, Ivanov D.V., Kiesler P. D., Epifaniou A., Macleod A.J., Ezama S., Bolotovskiy R.V., Popovici S.E., Heaviside W.T., Rhodes J. M.

III. Information on candidates to the Board of Directors of WBD Foods OJSC

1. LAGUARTA, Ramon Luis

Holds no position in the issuing joint stock company

Positions in other organizations:

Organization	Position
PepsiCo Eastern Europe	President

Holds no shares in the charter capital of the issuer or its subsidiaries / affiliated companies.

2. HAMPTON, Anthony Nicholas Seymour

Holds no position in the issuing joint stock company

Positions in other organizations:

Organization	Position
PepsiCo Europe	Chief Financial Officer

Holds no shares in the charter capital of the issuer or its subsidiaries / affiliated companies.

3. HEAVISIDE, William Timothy

Holds no position in the issuing joint stock company

Positions in other organizations:

Organization	Position
PepsiCo Europe	General Counsel

Holds no shares in the charter capital of the issuer or its subsidiaries / affiliated companies.

4. KIESLER, Paul Dominic

Holds no position in the issuing joint stock company

Positions in other organizations:

Organization	Position
PepsiCo Russia	General Manager

Holds no shares in the charter capital of the issuer or its subsidiaries / affiliated companies.

5. EPIFANIOU, Andreas

Holds no position in the issuing joint stock company

Positions in other organizations:

Organization	Position
PepsiCo Eastern Europe	Chief Financial Officer

Holds no shares in the charter capital of the issuer or its subsidiaries / affiliated companies.

6. MACLEOD, Andrew John

Holds no position in the issuing joint stock company

Positions in other organizations:

Organization	Position
PepsiCo Eastern Europe	Vice President Law

Holds no shares in the charter capital of the issuer or its subsidiaries / affiliated companies.

7.  EZAMA, Sergio

Holds no position in the issuing joint stock company

Positions in other organizations:

Organization	Position
PepsiCo Eastern Europe	Chief Personnel Officer

Holds no shares in the charter capital of the issuer or its subsidiaries / affiliated companies.

8. BOLOTOVSKY Roman Victorovich,

Holds no position in the issuing joint stock company

Positions in other organizations:

Organization	Position
Moscow City Bar Association	Lawyer
OJSC “Wimm-Bill-Dann”	Member of the Board of Directors
OJSC “Trud”	Member of the Board of Directors
OJSC “Niva”	Member of the Board of Directors
LLC “Atamanskoe”	Member of the Board of Directors
OJSC “Zaveti Ilyicha”	Member of the Board of Directors

Holds no shares in the charter capital of the issuer or its subsidiaries / affiliated companies.

9. POPOVICI SiIviu Eugeniu

Position in the issuing joint stock company: member of the Management Board

Positions in other organizations:

Organization	Position
OJSC “Wimm-Bill-Dann”	General Manager

Holds no shares in the charter capital of the issuer or its subsidiaries / affiliated companies.

10. IVANOV Dmitry Vladimirovich,

Position in the issuing joint stock company:  Chief Financial Officer, member of the Management Board

Positions in other organizations:

Organization	Position
OJSC «Bolsherechinsk milk plant»	Member of the Board of Directors
OJSC «Bishkeksut»	Member of the Board of Directors

Holds no shares in the charter capital of the issuer or its subsidiaries / affiliated companies.

11. RHODES J. Marcus

Position in the issuing joint stock company: member of the Board of Directors

Positions in other organizations:

Organization	Position
Cherkisovo group	Member of the Board of Directors
Rosinter group	Member of the Board of Directors
Tethis group	Member of the Board of Directors
Rusagro Group	Member of the Board of Directors
WWP Inc.	Member of the Board of Directors

Holds no shares in the charter capital of the issuer or its subsidiaries / affiliated companies.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

WIMM-BILL-DANN FOODS OJSC

	By:	/s/ Styazhkin Sergey

	Title:	Styazhkin Sergey

	Name:	Representative according to Power of Attorney

Wimm-Bill-Dann Foods OJSC

Date: March 15, 2011